SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____) *

Heart Test Laboratories, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

42254E104

(CUSIP Number)

November 16, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42254E104	13G

1.		Names of Reporting Persons ICAHN SCHOOL OF MEDICINE AT MOUNT SINAI ("ISMMS") EIN 13-6171197
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,854,853 shares of Common Stock
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,854,853 shares of Common Stock
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 4,854,853 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 9.9% (2)
12.		Type of Reporting Person (see instructions) CO

(1)	The reporting person’s ownership consists of (i) 4,854,853 shares of Common Stock, (ii) warrants to purchase 710,605 shares of Common Stock (“Pre-funded Warrants”), and (iii) warrants to purchase 914,148 shares of Common Stock (the “2023 Warrants,” together with the Pre-funded Warrants, the “Warrants”); however, due to the exercise limitations of the Warrants, the reporting person’s beneficial ownership has been limited to 4,854,853 shares of Common Stock in the aggregate. The voting and investment authority of the Common Stock and Warrants is vested in those persons who from time to time are the executive officers of ISMMS.

(2)	Each of the Warrants includes a provision limiting the holder’s ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 9.99% of the Company.

CUSIP No. 42254E104	13G

1.		Names of Reporting Persons MOUNT SINAI HEALTH SYSTEM, INC. ("MSHS") 46-4248304
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 0
12.		Type of Reporting Person (see instructions) HC

(1)	As the sole member of ISMMS, MSHS may be deemed to beneficially own the shares of Common Stock held by ISMMS. MSHS disclaims beneficial ownership of all such securities.

Item 1(a).	Name of Issuer:

Heart Test Laboratories, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

550 Reserve St, Suite 360
Southlake, Texas 76092

Item 2(a).	Name of Person(s) Filing:

Icahn School of Medicine at Mount Sinai (“ISMMS”)

Mount Sinai Health System, Inc. (“MSHS”), sole member of ISMMS

Item 2(b).	Address of Principal Business Office:

The address of the principal business office of each Reporting Person is:

One Gustave L. Levy Place

New York, NY 10029

Item 2(c).	Citizenship:

See Item 4 of the cover pages for citizenship or place of organization of each Reporting Person.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:
42254E104
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership

The information set forth in Rows 5 through 11 on the cover page for each Reporting Person is hereby incorporated by reference into this Item 4 as set forth below:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

See Item 2 above.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

Exhibit(s):

Exhibit 1: Joint Filing Statement

CUSIP No. 42254E104	13G	Exhibit 1

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2023

ICAHN SCHOOL OF MEDICINE AT MOUNT SINAI

By: /s/ Stephen Harvey

Name: Stephen Harvey

Title: Chief Financial Officer

MOUNT SINAI HEALTH SYSTEM, INC.

By: /s/ Stephen Harvey

Name: Stephen Harvey

Title: Chief Financial Officer

CUSIP No. 42254E104	13G	Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the shares of Common Stock, par value $0.001 per share, of Heart Test Laboratories, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

November 27, 2023

ICAHN SCHOOL OF MEDICINE AT MOUNT SINAI

By: /s/ Stephen Harvey

Name: Stephen Harvey

Title: Chief Financial Officer

MOUNT SINAI HEALTH SYSTEM, INC.

By: /s/ Stephen Harvey

Name: Stephen Harvey

Title: Chief Financial Officer